SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
______________________

HILCOAST DEVELOPMENT CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class
of Securities)

431313-10-5
(CUSIP Number of Class
of Securities)
______________________



Copies of Communications to:
Klaus Eppler, Esq.
Proskauer Rose Goetz & Mendelsohn LLP
1585 Broadway
New York, New York 10036
(212) 969-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with the
statement [   ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     H. Irwin Levy

2.   Check the Appropriate Box if a Member of a Group* (a) [   ]

                                                       (b) [ X ]

3.   SEC Use Only


4.   Source of Funds*

     Inapplicable

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)                [   ]


6.   Citizenship or Place of Organization

     United States

Number         7.   Sole Voting Power
of
Shares              5,875
Beneficially
Owned by Each  8.   Shared Voting Power
Reporting
Person With

               9.   Sole Dispositive Power

                    5,875

               10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,875

12.  Check Box if the Aggregate Amount in Row (11)          [   ]
     Excludes Certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

     59% (based on Common Stock outstanding at February 13, 1997)

14.  Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!





SCHEDULE 13D


     The Statement on Schedule 13D (the "Schedule 13D") of H.
Irwin Levy to shares of common stock, $.01 par value per share, of Hilcoast Development Corp. (the "Common Stock") is hereby amended as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     This report relates to the Common Stock ($.01 par value per share) of Hilcoast Development Corp. (the "Company"), which has its principal executive offices at 19146 Lyons Road, Boca Raton, Florida 33434. The Common Stock was registered pursuant to the Exchange Act on October 13, 1992. On February 12, 1996, the Common Stock was de-listed from the Nasdaq Small-Cap Market as a result of a going-private transaction pursuant to which FLA Acquisition Corp., a Delaware corporation ("Mergerco"), was merged with and into the Company.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name:  H. Irwin Levy

     (b)  Business Address:   100 Century Boulevard
                              West Palm Beach, Florida 33487

     (c)  Present Principal Occupation:  Chairman of the Board
and Chief Executive Officer of Hilcoast Development      Corp.

     (d)  Convictions:  None

     (e)  Suits and Proceedings:  None

     (f)  Citizenship:  United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Inapplicable


ITEM 4.  PURPOSE OF TRANSACTION.

     On February 11, 1997, H. Irwin Levy contributed to Mergerco 833,148 shares of Common Stock owned directly by him, and Mergerco issued to Mr. Levy 5,875 shares of common stock, par value $.01 per share ("Mergerco Stock"), of Mergerco. On February 11, 1997, holders of a majority of the outstanding shares of Common Stock approved and adopted an agreement and plan of merger dated November 21, 1996 between the Company and Mergerco, pursuant to which Mergerco acquired all the outstanding shares of the Company other than the shares contributed to Mergerco by Mr. Levy and an aggregate of 585,032 shares contributed to Mergerco by Maurice A. Halperin and Barry S. Halperin. On February 12, 1997, pursuant to a Certificate of Merger of Mergerco into the Company filed with Secretary of State of Delaware, each outstanding share of Mergerco Stock was converted into one share of common stock of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr Levy beneficially owns 5,875 shares of common stock of the Company, which represent 59 percent of the shares outstanding.

     (b) Mr. Levy has the sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition of, 5,875 shares of common stock of the Company.

     (c) Except as disclosed in this Schedule 13D, Mr. Levy has not effected any transactions with respect to the common stock of the Company during the past 60 days.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

     See Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Agreement and Plan of Merger dated November 21, 1996 between Hilcoast Development corp. and FLA Acquisition Corp.
Incorporated by reference to Exhibit A of the Company's
Definitive Proxy Statement filed January 21, 1997 (No. 000-
20530).




                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 1997               /s/ H. Irwin Levy
                                        H. Irwin Levy